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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    PRESS RELEASE ISSUED ON MARCH 14, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                 Form 40-F   X
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No  X
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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.  Press Release issued on March 14, 2002 (#03/02).
                                            ---
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                              [QUEBECOR WORLD LOGO]

MARCH 14 , 2002                                                           03/02

FOR IMMEDIATE RELEASE                                               Page 1 of 2


           QUEBECOR WORLD INC. CONFIRMS CLOSING OF THE ACQUISITION OF
                  HACHETTE FILIPACCHI PRINTING ASSETS IN EUROPE


MONTREAL, CANADA--Quebecor World Inc. announced today that all necessary regulatory approvals have been obtained for the acquisition of the Hachette Filipacchi Medias printing assets in Europe and that it will now begin integrating these into its European platform.

The assets include printing and bindery facilities in France and Hachette's 50% ownership of Helio Charleroi in Belgium. Compagnie Nationale a Portefeuille (a public investment firm controlled by the Frere family of Belgium) will retain its 50% ownership of the facility until September 2004.

Hachette Filipacchi Medias is one of the world's leading publishers of consumer magazines and as part of the transaction it is entering into a long-term agreement with Quebecor World to print many of its magazines in Europe. The value is estimated to be $400 million over the term of the contracts, excluding paper.

"This type of acquisition with a printer/publisher that includes guaranteed work is ideal in that it benefits both companies," said Charles G. Cavell, President and CEO of Quebecor World Inc. "Hachette is able to concentrate on its core publishing business and we are able to grow our manufacturing platform with the security of a long-term enabling contract. This is a strategy we will continue to pursue in all our geographies."

The plants in France and Belgium operate long-run gravure presses printing magazines, catalogs and retail inserts. Some of the magazine titles include Paris Match, Elle, Parents, and two TV listing publications which are two of the largest weekly magazines in France with circulations of three and two million respectively.

"This transaction will strengthen our European platform," said Vincent Bastien, President Quebecor World Europe. "We are adding an excellent facility in a new country, Belgium and the addition of the Hachette equipment in France will allow us to produce Hachette magazines on a multi-plant platform thereby reducing delivery time."

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

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FOR IMMEDIATE RELEASE                                               Page 2 of 2


Web address: www.quebecorworld.com

                                      -30-


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

Vincent Bastien
President and CEO
Quebecor World Europe
+33 1 55 62 11 22

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        QUEBECOR WORLD INC.



                        By:    /s/ Marie D. Hlavaty
                               --------------------------------------------
                        Name:  Marie D. Hlavaty
                        Title: Vice President, General Counsel & Secretary



Date: March 14, 2002